EXHIBIT 99.7 Media Release Rio Tinto to build the largest solar power plant in Canada’s North 10 August 2023 YELLOWKNIFE, Canada – Rio Tinto’s Diavik Diamond Mine will build the largest solar power plant across Canada’s territories, featuring over 6,600 solar panels that will generate approximately 4,200 megawatt- hours of carbon-free electricity annually for the mine. The solar power plant will provide up to 25% of Diavik’s electricity during closure work that will run until 2029, with commercial production from the operation expected to end in early 2026. The facility will be equipped with bi-facial panels which will not only generate energy from direct sunlight, but also from the light that reflects off the snow that covers Diavik for most of the year. It will cut diesel consumption at the site by approximately one million liters per year and reduce emissions by 2,900 tonnes of CO2 equivalent, which is comparable to eliminating the emissions of 630 cars. President and Chief Operating Officer of the Diavik Diamond Mine Angela Bigg said: “I am delighted that we will be significantly increasing our renewable power generation with the largest solar power plant in Canada’s northern territories at the Diavik Diamond Mine. Through its wind-diesel hybrid power facility, Diavik is already a leader in cold climate renewable technology and this important project reinforces our dedication to reducing our carbon footprint. I would like to thank both the Government of the Northwest Territories and the Government of Canada for their support to deploy this project.” The solar power plant will significantly expand Diavik’s renewable energy generation, which already features a wind-diesel hybrid power facility that has a capacity of 55.4 MW and provides the site’s electricity. The project is supported by CAN$3.3 million in funding from the Government of the Northwest Territories’ Large Emitters GHG Reducing Investment Grant program, and CAN$600,000 from the Government of Canada’s Clean Electricity Investment Tax Credit. Government of the Northwest Territories Finance Minister Caroline Wawzonek said: “The Diavik solar power plant is a welcome sign of Rio Tinto’s commitment to renewable energy and reducing emissions. The Government of the Northwest Territories is pleased to have provided support through the Large Emitters GHG Reducing Investment Grant program, one of the original pieces of our made-in-the-NWT approach to the federal carbon tax. This collaboration exemplifies our commitment to facilitating sustainable development while reducing greenhouse gas emissions in the Northwest Territories and should be a signal of how our economic development can continue to position us as leaders in these spaces.” Diavik is working with the Government of the Northwest Territories and community partners to determine how its renewable energy infrastructure can best benefit the region following closure. Rio Tinto is progressing decarbonisation initiatives across its global operations, with the aim of reducing its Scope 1 and 2 greenhouse gas (GHG) emissions by 50% by 2030 and to achieve net zero across its operations by 2050.

Media Release 2 / 3 Construction will start in coming weeks and the solar power plant will be fully operational in the first half of 2024. Notes to editors The Diavik mine, 100 percent owned and operated by Rio Tinto, is Canada’s largest diamond producer and produces 3.5 to 4.5 million carats of rough diamonds per annum. Since mining began in 2003 Diavik has produced over 100 million carats of diamonds. Commercial production is expected to end in the first quarter of 2026. Under the Large Emitter Greenhouse Gas Reducing Investment Grant Program, the GNWT set aside twelve per cent (12%) of the total carbon tax paid by a prescribed large emitter during a fiscal year and makes the fund available to that emitter for projects that contribute to a reduction of greenhouse gas emissions in the Northwest Territories. The Diavik Solar Power Plant is the first project to be funded by the Large Emitter Greenhouse Gas Reducing Investment Grant Program.

Media Release 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 riotinto.com Category: Diavik